OraSure Technologies, Inc.

220 East First Street

Bethlehem, Pennsylvania 18015

May 18, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Michael Davis and Celeste Murphy

Re:	OraSure Technologies, Inc.

Registration Statement on Form S-3

Filed February 10, 2022 (File No. 333-262633)

Ladies and Gentlemen:

OraSure Technologies, Inc. (the “Company”) filed as correspondence via EDGAR on May 13, 2022, a letter in which the Company requested the acceleration of the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-262633) (the “Registration Statement”) for May 17, 2022 at 4:00 p.m. Eastern time. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please contact Jennifer Porter of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4339 to provide notice of effectiveness or if you have any questions or comments concerning this request.

Very truly yours,

ORASURE TECHNOLOGIES, INC.

By:	/s/ Agnieszka Gallagher
Name: Agnieszka Gallagher
Title: Senior Vice President, General Counsel and Secretary